中國銀行(香港)有限公司
BANK OF CHINA (HONG KONG) LIMITED

Our Ref : BS(2006)231(JL) File No.82-34675

4 September 2006

[redacted]

06016545

SUPPL

RECEIVED
2006 SEP -6 P 3:36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 31 August 2006 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
SEP 08 2006
THOMSON
FINANCIAL

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號
1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2826 6888
傳真 Fax: (852) 2810 5963
電傳 Telex: 73772 BKCHI HX

Monthly Return On Movement of Listed Equity Securities (Form I) - Authorisation

Please review the following submission details, enter user ID and password of authorised person:

Company Code	LM02388 BOC Hong Kong (Holdings) Limited		
Your Capacity			
Announcement Category	Unvetted	Announcement Type	Monthly Return I
Contact Person	Jason C. W. Yeung		
Contact No.	2846 2700		

For the month ended : 31/08/2006

Name of Company	LM02388 BOC Hong Kong (Holdings) Limited		
Contact Person	Jason C. W. Yeung		
Contact Telephone No.	2846 2700	Date submitted	04/09/2006

Section A Section B Section C Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

- [x] Ordinary shares
- [ ] Preference shares
- [ ] Equity Warrants
- [ ] Other Classes of Shares

Section A Section B Section C Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 2388 Description :

	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month	20,000,000,000	HKD 5.00	100,000,000,000
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)			

	No. of Shares		Par Value	Authorised Share Capital
Balance at close of the month	20,000,000,000	HKD	5.00	100,000,000,000

(2) Stock Code :		Description :		
	No. of Shares		Par Value	Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

2. Preference Shares

Stock Code :		Description :		
	No. of Shares		Par Value	Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

3. Other Classes of Shares

Stock Code :		Description :		
	No. of Shares		Par Value	Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

Total Authorised Share Capital at the end of the Month HKD 100,000,000,000

Section A Section B Section C Section D

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	(2)	No. of Preference shares	No. of other classes of shares
Balance at close of				

preceding month	10,572,780,266			
Increase/(Decrease) during the month				
Balance at close of the month	10,572,780,266			

Section A Section B Section C Section D

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom

◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class

Total Exercised Money During the Month HKD

Equity Warrants

	Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Shares Arising Therefrom
1.	( ) Stock Code Subscription Price HKD	HKD				◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
2.	( ) Stock Code Subscription Price HKD	HKD				◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
3.	( ) Stock Code Subscription Price HKD	HKD				◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
4.	( ) Stock Code Subscription Price HKD	HKD				◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1.	HKD				
Stock Code					◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
Subscription Price HKD					
2.	HKD				
Stock Code					◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
Subscription Price HKD					
3.	HKD				
Stock Code					◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
Subscription Price HKD					

Other Issues of Shares

Type of Securities			No. Of New Shares Arising Therefrom
1. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
2. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
3. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
4. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
5. **Bonus Issue**		Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference

○ Other Class

6. **Repurchase of share**		Cancellation Date: (dd/mm/yyyy)		◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
7. **Redemption of share**		Redemption Date: (dd/mm/yyyy)		◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
8. **Other** (Please specify)	At Price : HKD	Issue and allotment date		◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class

Remarks (Max 160 Characters):

Authorised Signatory

* Name Jason C. W. Yeung
* Title Company Secretary

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